

July 1, 2014

Via E-mail

Steven T. Sobieski
Chief Financial Officer
Roka Bioscience, Inc.
20 Independence Boulevard
Warren, New Jersey 07059

> **Re:** **Roka Bioscience, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 19, 2014**
> **File No. 333-196135**

Dear Mr. Sobieski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Claims that our molecular assays, page 25

1.   We note your response to prior comment 1. However, given that you do not know the extent of your sales through the date of the relevant patent's expiration and given that it appears that you have not quantified the potential remedies that could be awarded, it remains unclear why this issue should not be highlighted in your prospectus summary. Please advise or revise.

Convertible Preferred Stock and Stockholders' Deficit, page F-20

2.   Please provide us with a more detailed analysis that describes the factors that contribute to the differences between the valuation as of November 20, 2013 and the estimated price range for your initial public offering. Provide us with a bridge between the fair value as

of March 31, 2014 and the estimated price range that includes quantification of the material items contributing to the change in pricing.

3.   We note that the valuation at November 20, 2013 ($.58 per share) differs significantly from the price of the Series E preferred stock that was issued on that date ($1.28). We note that the preferred stock is convertible into common stock at a 1:1 ratio and that this conversion occurs automatically at the time of a qualified initial public offering. We further note your disclosures on page 70 that you believe the per share issuance price of the Series E preferred stock provides a reasonable indication of the fair value of your equity. Please provide us with additional details of the reasons for the large discrepancy between the fair value of your common stock at November 20, 2013 and the per share issuance price of the Series E preferred stock.

Exhibit 1.1

4.   Please file the missing attachments to this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Steven M. Skolnick
        Lowenstein Sandler LLP